Mail Stop 4561

November 30, 2006

Mr. Manuel Sánchez
Chief Executive Officer
Telvent GIT, S.A.
Valgrande, 6
28108
Alcobendas
Madrid, Spain

>   **Re: Telvent GIT, S.A.**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed May 3, 2006**
>   **File No. 000-50991**

Dear Mr. Sánchez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 8 – Financial Information

 A. Consolidated Statements and Other Financial Information

Other Financial Information

Dividends, page 77

1. You disclose that under your financing agreements, your North American subsidiaries, through which you conduct your business in North America, are prohibited from paying dividends until their outstanding obligations under their financing agreements are paid in full. In light of these restrictions on the net assets of your North American subsidiaries, please clarify how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I was required in this filing. We note that in your F-1/A filed October 21, 2004 and your 20-F for the year ended December 31, 2004, you included the separate condensed financial statements in Schedule I for Telvent GIT, S.A.

Item 18 – Financial Statements

Consolidated Statements of Operations, page F-5

2. In future filings please present interest income and interest expense separately, rather than netted, in accordance with Article 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

3. We note that you have presented capital contributions related to Telvent Factory Holding AG, an investment that you acquired from Abengoa in 2002 and sold to an indirect subsidiary of Abengoa in 2004, as a financing cash flow. Please tell us how you determined that it was appropriate to present this cash flow as a financing activity rather than an investing activity.

4. In future filings please reconcile net income, rather than net income before minority interest, to net cash provided by operating activities, as required by paragraph 28 of SFAS 95.

Note 18 – Commitments and Contingencies

Commitments, page F-27

5. You disclose on page F-20 that as part of the acquisition agreement, you would be obligated to purchase the remaining 30% of the shares of Miner & Miner for a purchase price determined by a financial performance formula if Miner & Miner's financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level. We also note that you paid 5.7 million Euros for the remaining 30% of Miner & Miner on February 22, 2006. Furthermore, we note on page 68 that Jeff Meyers, president of Miner & Miner, continued as the president of Miner & Miner after the acquisition. We also note in your press release dated December 10, 2004 that Jeff Meyers and Jack Dangermond were the previous shareholders of Miner & Miner. Please tell us how you considered EITF 95-8 when determining how to record the amount paid to Jeff Meyers for the additional 30% of Miner & Miner. Please address any arrangements you had with Jeff Meyer regarding his continuing employment subsequent to your acquisition of 70% of Miner & Miner in December 2004 and the formula used to determine the payment amount.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief